[Company Letterhead]

December 18, 2015

J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CVR Partners, LP
Amendment No. 1 to Registration Statement on Form S-4
Filed December 1, 2015
File No. 333-206982

Ladies and Gentlemen:

Set forth below are the responses of CVR Partners, LP (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 10, 2015, with respect to Amendment No. 1 to Registration Statement on Form S-4, File No. 333-206982, filed with the Commission on December 1, 2015 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 to Registration Statement on Form S-4 unless otherwise specified.

Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2015, page 133

1.	We note your response to our prior comment 5 that holders of the Second Lien Notes (“Notes”) are not required to sell the Notes; however, you are required to offer to repurchase all outstanding Second Lien Notes. Therefore, the Notes become payable upon consummation of the transaction, which otherwise mature in 2021. In this regard, non-current classification of the debt obligation does not appear appropriate in light of the change in control provision effective upon completion of the merger. Please advise or revise your pro forma presentation accordingly.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we have revised the pro forma condensed combined balance sheet and related disclosures to classify all of the outstanding Second Lien Notes as current debt obligations.

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Securities and Exchange Commission

December 18, 2015

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours, CVR PARTNERS, LP

By:	/s/ Mark A. Pytosh
Name:	Mark A. Pytosh
Title:	Chief Executive Officer

Enclosures

cc:	Colin M. Morris
Jeffery B. Floyd
E. Ramey Layne
Anthony J. Richmond
David A. Zaheer